Western Wind Energy Corp.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

October 18, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 16,642,373

AFFILIATION WITH STATEGIC SHAREHOLDER

The Company has invited Pacific Hydro Limited (“Pacific Hydro”) to participate as a strategic shareholder for the purposes of accelerating and expanding the Company’s goals of being a leading, publicly traded, independent wind energy producer and developer in North America.

In that regard, the Company is pleased to announce that it has invited Pacific Hydro to participate in a private placement which will occur in two (2) tranches, the first tranche will be done immediately and will consist of 666,667 units at a price of $1.50 per unit for proceeds of Cdn. $1,000,000. Pacific Hydro will then complete a due diligence process for a period of 45 days and will subscribe for a further 4,333,333 units at a price of $1.50 per unit for additional proceeds of Cdn. $6,500,000 upon satisfactory completion of the due diligence process.

Each unit shall consist of one (1) common share and one (1) share purchase warrant entitling the holder to purchase one (1) additional common share at a price of $1.60 per share if exercised during a two year period.

The use of proceeds from the private placement together with a secured debt facility will fund the construction cost of the New Brunswick Dark Harbour wind project, including deposits for wind turbine generators with a major European manufacturer and to repay the Clean Power Operating Trust loan of approximately Cdn. $400,000. As reported in our financial statements and MD & A and previous news releases, Clean Power is no longer a partner in the project. The project is 100% owned by Western Wind Energy.

Upon the commencement of commercial production of the New Brunswick project, the project is expected to produce approximately Cdn. $90 million in revenue, over a 20-year period.

Pacific Hydro is Australia’s leading renewable energy company, generating electricity produced from non-polluting, wind and water. Pacific Hydro’s business decision-making is guided by economic, social and environmental considerations that have delivered sustained profit growth, the avoidance of greenhouse gas emissions and significant benefits to the communities in which it operates.

Pacific Hydro was recently taken over by its largest shareholder, Industry Funds Management and has approximately 260 MW of operating assets located in Australia, Chile, Fiji and the Philippines. Existing assets include Australian hydro operations (41.9 MW); international hydro operations (114.7 MW); and Australian wind energy projects (100.7 MW). The company also has an extensive wind, hydro and geothermal project development pipeline.

Jeff Ciachurski, President of Western Wind Energy states “we are very pleased to have the quality, caliber and expertise of Pacific Hydro as a strategic shareholder in Western Wind. Pacific Hydro has a world-class reputation of building efficient, leading-edge renewable energy projects throughout the Pacific Rim Region employing environmentally friendly technologies and standards that benefit the environment, economy and ecosystem, as a whole. Their involvement will help accelerate and expand our growth plans.”

During the past year, the Company has executed and acquired 159.5 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey Ciachurski”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.